Exhibit 99.2

 Your Vote Counts!  COMPUTERSHARE PO BOX 43078  PROVIDENCE, RI 02940-3078  IRIS ENERGY LIMITED  2022 Annual Meeting  Vote by December 12, 2022  11:59 PM ET  *Please check the meeting materials for any special requirements for meeting attendance.  Smartphone users  Point your camera here and vote without entering a control number  V1.1  For complete information and to vote, visit www.ProxyVote.com  Control #  D92292-P81612  You invested in IRIS ENERGY LIMITED and it’s time to vote!  You have the right to vote on proposals being presented at the Annual Meeting. This is an important notice regarding the  availability of proxy material for the shareholder meeting to be held on December 13, 2022.  Get informed before you vote  View the Notice of 2022 Annual General Meeting and Explanatory Statement and Annual Report online OR you can receive a  free paper or email copy of the material(s) by requesting prior to November 29, 2022. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.  Vote Virtually at the Meeting*  December 13, 2022  3:30 PM ET  Virtually at: www.virtualshareholdermeeting.com/IREN2022

 Vote at www.ProxyVote.com  THIS IS NOT A VOTABLE BALLOT  This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.  Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click “Sign up for E-delivery”.  Voting Items  Board Recommends  D92293-P81612  NOTE: Such other business as may properly come before the meeting or any adjournment thereof.  For  1. Appointment of Moore Australia as Auditor for the purposes of the Company’s ASIC Audited Financial Statements (as defined in the Notice of Meeting).